UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 23, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI POSTS CIRCULAR TO SHAREHOLDERS CONVENING GENERAL MEETING AND RENEWAL OF CAUTIONARY ANNOUNCEMENT**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

SHAREHOLDER MEETING AND RENEWAL OF CAUTIONARY ANNOUNCEMENT

At the annual general meeting held on 7 May 2010, AngloGold Ashanti shareholders approved with a 94.3% majority, a resolution giving authority to the directors of AngloGold Ashanti to issue convertible bonds. On 15 September 2010, AngloGold Ashanti announced the pricing of the US$789,086,750 6.00% mandatory convertible subordinated bonds due 2013 (the "Mandatory Convertible Bonds") offering (the "Offering") by its wholly-owned subsidiary AngloGold Ashanti Holdings Finance plc.

Given that the specific terms of the Mandatory Convertible Bonds were not known at the time of the launch of the Offering, the directors of AngloGold Ashanti will now seek a specific authority and approval from shareholders for the directors of AngloGold Ashanti to allot and issue up to 18,140,000 ordinary shares of R0.25 each in the authorised but unissued share capital of the Company for purposes of the conversion of the Mandatory Convertible Bonds. The specific authority will enable AngloGold Ashanti to allot and issue AngloGold Ashanti ordinary shares underlying the American Depositary Shares ("ADSs") deliverable upon conversion of the Mandatory Convertible Bonds.

Prior to the grant of the specific authority, upon conversion, the Mandatory Convertible Bonds are subject to automatic cash settlement. Thereafter, the automatic cash settlement provisions will cease to apply and the Mandatory Convertible Bonds will be convertible into AngloGold Ashanti ADSs.

Gross proceeds of US$789,086,750 were raised upon the issue of the Mandatory Convertible Bonds. The Mandatory Convertible Bonds, subject to the approval of the specific authority, are initially convertible into a maximum of 18,140,000 AngloGold Ashanti ADSs at the initial price of US$43.50 and are initialy convertible into a minimum of approximately 14,511,937 AngloGold Ashanti ADSs at the threshold appreciation price of approximately US$54.375 (representing a premium of 25% over the initial issue price of US$43.50). This means that, subject to the approval of the specific authority, should the price of AngloGold Ashanti ordinary shares increase such that the AngloGold Ashanti ADS price is at or above US$54.375 at maturity of the Mandatory Convertible Bonds, AngloGold Ashanti will be required to allot and issue approximately 14,511,937 AngloGold Ashanti ordinary shares (which would represent the same number of ADSs), which is 3,628,063 AngloGold Ashanti ordinary shares less than the maximum number of 18,140,000 AngloGold Ashanti ordinary shares for which the approval to allot and issue is sought under the specific authority. Furthermore, should the price of AngloGold Ashanti ordinary shares fall such that the AngloGold Ashanti ADS price is at or below the initial price of US$43.50, AngloGold Ashanti will only be required to allot and issue a maximum number of 18,140,000 AngloGold Ashanti ordinary shares (which would represent the same number of ADSs).

A circular, convening a general meeting of shareholders regarding the granting of the specific authority to be held on Tuesday, 26 October 2010 at 10:00 SA time at the Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa will be posted to shareholders today, Thursday 23 September 2010.

Pro forma financial effects of Mandatory Convertible Bonds

The unaudited *pro forma* financial information of AngloGold Ashanti was prepared in order to illustrate the effects of the issue and conversion of the Mandatory Convertible Bonds, assuming that the issue and conversion of the Mandatory Convertible Bonds took place on 1 January 2010 for purposes of the income statement and on 30 June 2010 for purposes of the balance sheet. The *pro forma* financial information below assumes that the Mandatory Convertible Bonds are converted for AngloGold Ashanti ADSs at the 0.91954 Conversion Ratio, which is equivalent to a convertible price of approximately US$54.375 per AngloGold Ashanti ADS. The information has been prepared for illustrative purposes only and may not, because of its nature (including the assumption of the initial price, conversion ratio and conversion price) give a true picture of the financial position of AngloGold Ashanti. It does not purport to be indicative of what the financial results would have been if the conversion of the Mandatory Convertible Bonds had actually occurred at an earlier date. The *pro forma* financial information is the responsibility of the directors.

The *pro forma* historical financial effects of the issue and conversion of the Mandatory Convertible Bonds are as follows:

For the six months ended 30 June 2010 (per AngloGold Ashanti ordinary share)		Before the Mandatory Convertible Bonds Issue	After Conversion of the Mandatory Convertible Bonds	% Change
Net asset value per share[1]	US cents	809	986	22%
Net tangible asset value per share[1]	US cents	764	942	23%
Basic loss per share (continuing operations)[2]	US cents	(8)	(15)	88%
Diluted loss per share (continuing operations)[3]	US cents	(8)	(15)	88%
Headline loss per share[4]	US cents	(3)	(11)	267%
Weighted average number of shares in issue[5]		366,961,310	381,473,310	4%
Weighted average diluted number of shares in issue[6]		366,961,310	381,473,310	4%
Number of shares in issue[7]		365,758,792	380,270,792	4%

The negative swings in basic loss per share, diluted loss per share and headline loss per share are primarily due to the realisation of non-hedge derivatives losses.

Notes:
(1) Net asset value per share is computed by dividing total equity of $2,959 million before conversion ($3,748 million after conversion) by the number of shares in issue being 365,758,792 shares before conversion (380,270,792 shares after conversion). Net tangible asset value per share is computed by dividing total equity (excluding intangible assets) of $2,792 million before conversion ($3,581 million after conversion) by the number of shares in issue being 365,758,792 shares before conversion (380,270,792 after conversion).
(2) Basic loss per share is computed by dividing net loss by the weighted average number of shares in issue.
(3) The diluted loss per share is computed by dividing net loss by the weighted average diluted number of shares in issue.
(4) Headline loss removes items of a capital nature from the calculation of loss per share. Headline loss per share is computed by dividing headline loss by the weighted average number of shares in issue.
(5) The weighted average number of AngloGold Ashanti ordinary shares in issue was 366,961,310 for the six months ended 30 June 2010 and as a result of the issuance of 14,512,000 AngloGold Ashanti ordinary shares at a price of US$54.375, the weighted average number of AngloGold Ashanti ordinary shares in issue for that period would have been 381,473,310.
(6) The weighted average diluted number of AngloGold Ashanti ordinary shares in issue for the six months ended 30 June 2010 does not assume the effect of 971,993 shares issuable upon the exercise of the share incentive options as well as 15,384,615 shares issuable upon the conversion of the convertible bond issued in May 2009, as their effects are anti-dilutive.
(7) The number of AngloGold Ashanti ordinary shares in issue as at 30 June 2010 was 365,758,792 and, as a result of the issue, the number of AngloGold Ashanti ordinary shares in issue as at that date would have been 380,270,792.

Renewal of cautionary announcement

The outcome of the shareholder's meeting may have a material impact on AngloGold securities. AngloGold Ashanti shareholders are therefore advised to exercise caution when dealing in AngloGold Ashanti's securities until a further announcement is made on the outcome of the shareholders' meeting.

Johannesburg
23 September 2010

JSE Sponsor: UBS

ENDS

Contacts

	Tel:			**E-mail:**
Alan Fine (Media)	+27 (0) 11 637- 6383	/	+27 (0) 83 250 0757	afine@anglogoldashanti.com
Joanne Jones (Media)	+27 (0) 11 637- 6813	/	+27 (0) 82 896 0306	jjones@anglogoldashanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	/	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303 / +27 (0) 82 330 9628	/	+1 646 338 4337	sbailey@anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 23, 2010

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary